                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                     Murdock Communications Corporation
                   --------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
                       ------------------------------
                       (Title of Class of Securities)

                                  62647W108
                                -------------
                               (CUSIP Number)


       Thomas J. Berthel               Copy to:  Michael K. Denney
       100 Second Street S.E.                    Bradley & Riley, P.C.
       Cedar Rapids, Iowa 52407-4250             100 1st St. S.W.
       (319) 365-2506                            Cedar Rapids, IA 52404
                                                 (319) 363-0101

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
            ----------------------------------------------------
                              December 31, 1997
                           ----------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62647W108
                         (Continued on following pages)

Exhibit Index Appears on Page 11.                       Page 1 of 16 Pages

CUSIP No 62647W108

------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     Berthel Fisher & Company Leasing, Inc.   42-1312639

------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)(a)                                              X
                                                                       ---
                                                                       (b) ---

------------------------------------------------------------------------------
3)   SEC Use Only



------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                                        OO
------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  ----
------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

                                                                IOWA
------------------------------------------------------------------------------
                                        (7) Sole Voting Power
                                                                NONE

                                        --------------------------------------
Number of                               (8) Shared Voting Power
Shares                                                          160,579
Beneficially                            --------------------------------------
Owned by Each                           (9) Sole Dispositive Power
Reporting                                                       NONE
Person With                             --------------------------------------
                                        (10) Shared Dispositive Power
                                                                160,579

------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     160,579

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                       ----
------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          .03%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                                 CO
------------------------------------------------------------------------------

CUSIP No 62647W108

------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     T. J. Berthel Investment, L. P.  42-1423238

------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)(a)                                      X
                                                               ----
                                                                (b)  ----
------------------------------------------------------------------------------
3)   SEC Use Only


------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                                        00
------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  ----
------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                        IOWA

------------------------------------------------------------------------------
                              (7) Sole Voting Power
                                                        NONE
                              ------------------------------------------------
Number of                     (8) Shared Voting Power
Shares                                                  188,572
Beneficially                  ------------------------------------------------
Owned by Each                 (9) Sole Dispositive Power
Reporting                                               NONE
Person With                   ------------------------------------------------
                              (10) Shared Dispositive Power
                                                        188,572
------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person    188,572

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                      ----
------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          .04%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                                 PN
------------------------------------------------------------------------------

CUSIP No 62647W108

------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     T.J. Berthel Enterprises, Inc.  42-1337914

------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)(a)                                      X
                                                               ----
                                                                (b)  ----
------------------------------------------------------------------------------
3)   SEC Use Only



------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                                        OO
------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                 ----
------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                IOWA
------------------------------------------------------------------------------
                                (7) Sole Voting Power
                                                                NONE
                                ----------------------------------------------
Number of                       (8) Shared Voting Power
Shares                                                          188,572
Beneficially                    ----------------------------------------------
Owned by Each                   (9) Sole Dispositive Power
Reporting                                                       NONE
Person With                     ----------------------------------------------
                                (10) Shared Dispositive Power 188,572


------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     188,572

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)         .04%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                                 CO
------------------------------------------------------------------------------

CUSIP No 62647W108

------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     Berthel Fisher & Company  42-1254805

------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)(a)                                     X
                                                               ----
                                                                (b)  ----
------------------------------------------------------------------------------
3)   SEC Use Only


------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                                        BK, OO

------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  ----
------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                        IOWA

------------------------------------------------------------------------------
                                (7) Sole Voting Power
                                                                188,571
                                ----------------------------------------------
Number of                       (8) Shared Voting Power
Shares                                                          501,794
Beneficially                    ----------------------------------------------
Owned by Each                   (9) Sole Dispositive Power
Reporting                                                       188,571
Person With                     ----------------------------------------------
                                (10) Shared Dispositive Power   501,794

------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     926,693

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                       -------
------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          19.2%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                                CO

------------------------------------------------------------------------------

CUSIP No 62647W108

------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     Deanna Berthel 483 - 66 - 5277

------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)(a)                                           X
                                                                    ----
                                                                    (b)   ----

------------------------------------------------------------------------------
3)   SEC Use Only


------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                                PF

------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  ----
------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                        IOWA

------------------------------------------------------------------------------
                                (7) Sole Voting Power
                                                        NONE
                                ----------------------------------------------
Number of                       (8) Shared Voting Power
Shares                                                  NONE
Beneficially                    ----------------------------------------------
Owned by Each                   (9) Sole Dispositive Power
Reporting                                               NONE
Person With                     ----------------------------------------------
                                (10) Shared Dispositive Power
                                                        NONE

------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person   NONE

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ----
------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          0%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                                IN
------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

        Item 2 is amended by adding the following information:

        Steve J. Hogan has resigned as a Director of Leasing.

        Greg Pugh has resigned as the Executive Vice President and as a Director of Leasing.

        Nancy L. Lowenberg has been elected a Director of Leasing and BFC.

        Ronald C. Price, whose business address and principal place of business is 100 Second Street S. E., Cedar Rapids, IA 52401, is an Executive Vice President and a Director of Financial Services.

        James W. Noyce, whose business address and principal place of business is 5400 University Avenue, West Des Moines, IA 50266, is the Chief Financial Officer of FBL Financial Group, Inc. He serves as a Director of Leasing.

        Leslie D. Smith has been elected a Director of BFC.

        During the past five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Other Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Each of the Reporting Persons who is a natural person and each of the Other Officers and Directors is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

        Item 3 is amended by adding the following information:
Leasing
-------

     On December 31, 1997, the Issuer, Leasing, BFC and Investment L.P. executed the Second Amendment to the Note Exchange Agreement filed as Exhibit B to Amendment No. 1 to Schedule 13D filed June 6, 1997. Pursuant to the Second Amendment, the Issuer took action that had the effect of rescinding the Note Exchange Agreement. Specifically, with respect to Leasing, the Issuer agreed to issue to Leasing a note (the "Leasing Note") identical in all material respects to the promissory note filed as Exhibit C to Schedule 13D dated January 16, 1997, except that (i) the due date is June 30, 1998 instead of January 31, 2001, (ii) all interest which was accrued and unpaid as of the date of the Note Exchange Agreement and all interest which has accrued and which remained unpaid since the date of the Note Exchange Agreement is included in the principal amount of the Leasing Note so that the principal amount due Leasing under the Leasing Note is $792,786.40; and (iii) the first 90 days of the Leasing Note require payments of interest only in the amount of $10,240.16, with the first payment due January 30, 1998 and payments due thereafter on the last day of February and March, and beginning April 30, 1998 and on the same day of each month thereafter, payments of principal and interest in the amount of $22,265.29 are due for the number of months remaining under the Leasing Note. Upon issuance and delivery of the Leasing Note, Leasing will deliver to the Issuer its certificatefor 215,625 shares of Common Stock, which are all of the shares issued to Leasing pursuant to the Note Exchange Agreement. Further, the Issuer agreed to issue warrants to Leasing exercisable by Leasing at $1.12 per share for 79,279 shares of Common Stock of the Issuer.

BFC
---

     On December 31, 1997, the Issuer, Leasing, BFC and Investment L.P. executed the Second Amendment to the Note Exchange Agreement filed as Exhibit B to Amendment No. 1 to Schedule 13D filed June 6, 1997. Pursuant to the Second Amendment, the Issuer took action that had the effect of rescinding the Note Exchange Agreement. Specifically, with respect to BFC, the Issuer agreed to issue to BFC a note (the "BFC Note") identical in all material respects to the promissory note filed as Exhibit C to Schedule 13D dated January 16, 1997, except that (i) all interest which was accrued and unpaid as of the date of the Note Exchange Agreement and all interest which has accrued and which remained unpaid since the date of the Note Exchange Agreement is included in the principal amount of the BFC Note so that the principal amount due BFC under the BFC Note is $500,000.00; and (ii) quarterly payments of interest only are due under the BFC Note in the amount of $5,000.00, with the first installment of interest due on March 31, 1998 and quarterly payments due on the same day of each consecutive calendar quarter thereafter for the remaining term of the BFC Note. Upon issuance and delivery of the BFC Note, BFC will deliver to the Issuer its certificate for 125,000 shares of Common Stock, which are all of the shares issued to BFC pursuant to the Note Exchange Agreement. Further, the Issuer agreed to issue warrants to BFC exercisable by BFC at $1.12 per share for 75,000 shares of Common Stock of the Issuer. The Issuer agreed to pay to BFC accrued interest from April 1, 1997 through December 31, 1997 in the amount of $15,000.00.

Investment, L.P.; Enterprises
-----------------------------

     On December 31, 1997, the Issuer, Leasing, BFC and Investment L.P. executed the Second Amendment to the Note Exchange Agreement filed as Exhibit B to Amendment No. 1 to Schedule 13D filed June 6, 1997. Pursuant to the Second Amendment, the Issuer took action that had the effect of rescinding the Note Exchange Agreement. Specifically, with respect to Investment L.P., the Issuer agreed to issue to Investment L.P. a note (the "Investment L.P. Note") identical in all material respects to the promissory note filed as Exhibit C to
Schedule 13D dated January 16, 1997, except that (i) all interest which was accrued and unpaid as of the date of the Note Exchange Agreement and all interest which has accrued and which remained unpaid since the date of the Note Exchange Agreement is included in the principal amount of the Investment L.P. Note so that the principal amount due Investment L.P. under the Investment L.P.
Note is $500,000.00; and (ii) quarterly payments of interest only are due under the Investment L.P. Note in the amount of $5,000.00, with the first installment of interest due on March 31, 1998 and quarterly payments due on the same day of each consecutive calendar quarter thereafter for the remaining term of the Investment L.P. Note. Upon issuance and delivery of the Investment L.P. Note, Investment L.P. will deliver to the Issuer its certificate for 125,000 shares of Common Stock, which are all of the shares issued to Investment L.P. pursuant to the Note Exchange Agreement. Further, the Issuer agreed to issue warrants to Investment L.P. exercisable by Investment L.P. at $1.12 per share for 75,000 shares of Common Stock of the Issuer. The Issuer agreed to pay to Investment L.P. accrued interest from April 1, 1997 through December 31, 1997 in the amount of $15,000.00.

Deanna Berthel, Paige Berthel and Brandon Berthel
-------------------------------------------------

Since the filing of Schedule 13D on January 16, 1997, Deanna Berthel has sold 1,545 shares of Common Stock of the Issuer and warrants for 480 shares of Common Stock of the Issuer. As of December 31, 1997, Deanna Berthel owned no shares of the Common Stock of the Issuer.

     Since the filing of Schedule 13D on January 16, 1997, Deanna Berthel, as custodian for Paige Berthel, has sold 2,150 shares of Common Stock of the Issuer and warrants for 440 shares of Common Stock of the Issuer. As of December 31, 1997, Paige Berthel owned no shares of the Common Stock of the Issuer.

     Since the filing of Schedule 13D on January 16, 1997, Deanna Berthel, as custodian for Brandon Berthel, has sold 1,710 shares of Common Stock of the Issuer and warrants for 400 shares of Common Stock of the Issuer. As of December 31, 1997, Brandon Berthel owned no shares of the Common Stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

     Item 5 is amended by adding the following information:

Leasing
-------

     On December 31, 1997, the Issuer, Leasing, BFC and Investment L.P. executed the Second Amendment to the Note Exchange Agreement filed as Exhibit B to Amendment No. 1 to Schedule 13D filed June 6, 1997, pursuant to which the Issuer took action that had the effect of rescinding the Note Exchange Agreement. Specifically, with respect to Leasing, the Issuer agreed to issue to Leasing a note (the "Leasing Note") in the principal amount of $792,786.40 and agreed to issue warrants for the issuance of 79,279 shares of Common Stock of the Issuer at $1.12 per share in exchange for the delivery by Leasing to the Issuer of certificates for 215,625 shares of Common Stock of the Issuer. As of December 31, 1997, Leasing owned 160,579 shares of the Common Stock of the Issuer, after giving effect to the transfer of 215,625 shares of Common Stock to the Issuer, and including the warrants for 79,279 shares of Common Stock of the Issuer. Based upon the principal balance due on the Leasing Note, the price per share paid by the Issuer for the shares of Common Stock transferred to the Issuer by Leasing was Three Dollars and Sixty-seven cents ($3.67). The price per share for each share to be issued upon exercise of the warrants is $1.12. As of December 31, 1997, the 160,579 shares owned by Leasing, including the shares to be issued upon exercise of the warrants, constitute approximately
 .03% of the total number of shares of the Common Stock of the Issuer outstanding as of December 31, 1997. Because BFC is a controlling person of Leasing, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Leasing.

BFC
---

On December 31, 1997, the Issuer, Leasing, BFC and Investment L.P. executed the Second Amendment to the Note Exchange Agreement filed as Exhibit B to Amendment No. 1 to Schedule 13D filed June 6, 1997, pursuant to which the Issuer took action that had the effect of rescinding the Note Exchange Agreement. Specifically, with respect to BFC, the Issuer agreed to issue to BFC a note (the "BFC Note") in the principal amount of $500,000.00 and agreed to issue warrants for the issuance of 75,000 shares of Common Stock of the Issuer at $1.12 per share in exchange for the delivery by BFC to the Issuer of certificates for 125,000 shares of Common Stock of the Issuer. As of December 31, 1997, BFC owned 188,571 shares of the Common Stock of the Issuer, after giving effect to the transfer of 125,000 shares of Common Stock to the Issuer, and including warrants for 75,000 shares of Common Stock of the Issuer. Based upon the principal balance due on the BFC Note, the price per share paid by the Issuer for the shares of Common Stock transferred to the Issuer by BFC was Four Dollars ($4.00). The price per share for each share to be issued upon exercise of the warrants is $1.12. As of December 31, 1997, the 188,571 shares owned by BFC, including the shares to be issued upon exercise of the warrants, constitute approximately 19.2% of the total number of shares of the Common Stock of the Issuer outstanding as of December 31, 1997. BFC has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 188,571 shares owned by BFC.

Investment, L.P.; Enterprises
-----------------------------

     On December 31, 1997, the Issuer, Leasing, BFC and Investment L.P. executed the Second Amendment to the Note Exchange Agreement filed as Exhibit B to Amendment No. 1 to Schedule 13D filed June 6, 1997, pursuant to which the Issuer took action that had the effect of rescinding the Note Exchange Agreement. Specifically, with respect to Investment, L.P., the Issuer agreed to issue to Investment, L.P. a note (the "Investment, L.P. Note") in the principal amount of $500,000.00 and agreed to issue warrants for the issuance of 75,000 shares of Common Stock of the Issuer at $1.12 per share in exchange for the delivery by Investment, L.P. to the Issuer of certificates for 125,000 shares of Common Stock of the Issuer. As of December 31, 1997, Investment, L.P. owned 188,572 shares of the Common Stock of the Issuer, after giving effect to the transfer of 125,000 shares of Common Stock to the Issuer, and including warrants for 75,000 shares of Common Stock of the Issuer. Based upon the principal balance due on the Investment, L.P. Note, the price per share paid by the Issuer for the shares of Common Stock transferred to the Issuer by
BFC was Four Dollars ($4.00).   The price per share for each share to be issued
upon exercise of the warrants is $1.12. As of December 31, 1997, the 188,572 shares owned by Investment, L.P., including the shares to be issued upon exercise of the warrants, constitute approximately .04% of the total number of shares of the Common Stock of the Issuer outstanding as of December 31, 1997. Investment L. P. acts through its sole general partner, T. J. Berthel Enterprises, Inc. ("Enterprises"). Because BFC owns one-half of the common stock of Enterprises, BFC may be a controlling person of Enterprises, and is treated as having shared power with Enterprises and Investment L.P. to vote or to direct the vote and to dispose or to direct the disposition of all of the shares owned by Investment L. P.

Deanna Berthel, Paige Berthel and Brandon Berthel
-------------------------------------------------

     Since the filing of Schedule 13D on January 16, 1997, Deanna Berthel has sold 1,545 shares of Common Stock of the Issuer and warrants for 480 shares of Common Stock of the Issuer. As of December 31, 1997, Deanna Berthel owned no shares of the Common Stock of the Issuer. All such transactions were effected in brokerage transactions on the NASDAQ National Market System. The following transactions were transacted during the past sixty days:


                     Date    Number of Shares     Price per Share
                     ----    ----------------     ---------------
                   12-30-97     640               $.95
                   12-31-97     320               $.83
                   12-31-97     585               $.84


Since the filing of Schedule 13D on January 16, 1997, Deanna Berthel, as custodian for Paige Berthel, has sold 2,150 shares of Common Stock of the Issuer and warrants for 440 shares of Common Stock of the Issuer. As of December 31, 1997, Paige Berthel owned no shares of the Common Stock of the Issuer. All such transactions were effected in brokerage transactions on the NASDAQ National Market System. The following transactions were transacted during the past sixty days:


                     Date    Number of Shares     Price per Share
                     ----    ----------------     ---------------
                   12-30-97     880               $.98

                                Page 10 of 16

                   12-31-97     1,270             $.98

     Since the filing of Schedule 13D on January 16, 1997, Deanna Berthel, as custodian for Brandon Berthel, has sold 1,710 shares of Common Stock of the Issuer and warrants for 400 shares of Common Stock of the Issuer. As of December 31, 1997, Brandon Berthel owned no shares of the Common Stock of the
Issuer.    All such transactions were effected in brokerage transactions on the
NASDAQ National Market System. The following transactions were transacted during the past sixty days:



   Date              Number of Shares                 Price per Share
   ----              ----------------                 ---------------
   12-30-97            800                            $.98
   12-31-97            910                            $.98


   ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------
                                                                Beginning
                                                                   at
                                                                  Page:
                                                                ---------

   A    Joint Filing Agreement, dated January 6, 1998,
        between the Reporting Persons relating to the
        filing of a joint statement on Schedule 13D.         13

   B    Second Amendment to Note Exchange Agreement
        dated December 31, 1997, relating to the purchase
        of shares of Common Stock and issuance of
        Warrants                                             14

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       Dated: January 7, 1998           T. J. BERTHEL INVESTMENT, L. P.
                                        By: T. J. BERTHEL ENTERPRISES, INC.
                                           General Partner
                                        By: /s/
                                           --------------------------------
                                           THOMAS J. BERTHEL, President

                                           BERTHEL FISHER & COMPANY FINANCIAL
                             SERVICES, INC.

                                        By:      /s/
                                           --------------------------------
                                           THOMAS J. BERTHEL,
                                           Chief Executive Officer

                                        BERTHEL FISHER & COMPANY LEASING, INC.

                                        By:      /s/
                                           --------------------------------
                                           THOMAS J. BERTHEL, President

                                        BERTHEL FISHER & COMPANY
                                        INVESTMENTS, INC.

                                        By:      /s/
                                           --------------------------------
                                        THOMAS J. BERTHEL,
                                        Chief Executive Officer

                                        BERTHEL FISHER & COMPANY

                                        By:      /s/
                                           --------------------------------
                                        THOMAS J. BERTHEL, President

                                        /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL

                                        T. J. BERTHEL ENTERPRISES, INC.

                                        By:     /s/
                                           --------------------------------
                                        THOMAS J. BERTHEL, President

                                        /s/
                                        -----------------------------------
                                        DEANNA BERTHEL

                                        /s/
                                        -----------------------------------
                                        DEANNA BERTHEL, as Custodian for
                                           Paige Berthel
                                        /s/
                                        -----------------------------------
                                        DEANNA BERTHEL, as Custodian for
                                           Brandon Berthel


        Attention:     Intentional misstatements or omissions of fact
constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                                 Page 12 of 16